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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of February, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X  Form 40-F
                                     ---           ---
        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes    No  X
                                     ---    ---
 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)



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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

























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Korea Electric Power Corporation ("KEPCO") and its six generating subsidiaries
(the "Gencos") will hold a series of meetings of the holders (the "Creditors") of the outstanding domestic corporate bonds (the "Bonds") that had been issued by KEPCO prior to April 2nd 2001 and were either allocated to the Gencos or retained under KEPCO upon the separation of the Gencos from KEPCO on April 2nd 2001.

The purpose of the meeting is to get the consents from the Creditors to eliminate the joint and several liabilities of KEPCO and the Gencos on the Bonds, and thereby eliminate certain constraints to KEPCO's implementation of the electricity industry restructuring plan. The Korea Development Bank will furnish a full, unconditional and irrevocable guarantees in respect of the Bonds if the consents with respect to such issue become effective.

The meetings will be convened on March 11th 2003 at KEPCO's head office located at 167 Samseongdong, Gangnamgu, Seoul, Korea. Any questions should be directed to Mr. Kyuwan Han at 822 3456 3451 or h670207@kepco.co.kr.














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                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 18, 2003




                                        KOREA ELECTRIC POWER CORPORATION


                                        By:/s/ Chung, Soo Eun
                                        ------------------------------------
                                        Name: Chung, Soo Eun
                                        Title: Chief Financial Officer